Exhibit 12.1

EQT Corporation

Computation of Ratios of Earnings to Fixed Charges

(Dollars in Thousands)

	Nine Months Ended	Years Ended December 31,
	September 30, 2010	2009	2008	2007	2006	2005

Earnings
Net Income before income taxes, discontinued operations, extraordinary items and cumulative effect of accounting changes	$154,587	$253,597	$410,524	$401,878	$325,731	$411,612
Minus: equity (earnings) loss of non consolidated investments and minority interest	(7,593)	(6,509)	(5,714)	(3,099)	(260)	(762)
Plus: fixed charges	110,873	125,057	81,221	57,399	51,870	47,166
Minus: capitalized interest	(1,234)	(4,258)	(16,989)	(6,710)	(633)	(173)
Earnings before income taxes, discontinued operations, extraordinary items and cumulative effect of accounting changes	$256,633	$367,887	$469,042	$449,468	$376,708	$457,843

Fixed Charges
Interest expense	$102,075	$111,779	$58,394	$47,669	$48,494	$44,781
Plus: capitalized interest and allowance for borrowed funds used during construction	1,234	4,258	16,989	6,710	633	173
Plus: estimated interest component of rental expense	7,564	9,020	5,838	3,020	2,743	2,212
Fixed Charges	$110,873	$125,057	$81,221	$57,399	$51,870	$47,166

Ratio of earnings to fixed charges	2.31	2.94	5.77	7.83	7.26	9.71